Exhibit 4.8

Date: ___________

To:__________

Dear Sir/Madam,

Re: Indemnification Letter

WHEREAS	the Articles of Association of InterCure Ltd. (the “Company”) permit the Company to indemnify the office holders of the Company and/or its subsidiaries (the “Office Holders”); and

WHEREAS	on September 25, 2019, the Compensation Committee and the Board of Directors of the Company, and on ___________, 2019, the General Meeting of Shareholders of the Company, by the required majority under law, approved the granting of a prior undertaking to provide an advance indemnification to the Company’s Office Holders according to the terms set forth in this indemnification letter; and

WHEREAS	you serve as an Office Holder of the Company or of a subsidiary of the Company as of ___________;

We hereby notify you as follows:

1.	The Company hereby irrevocably undertakes, to the extent permitted by law, as follows:

1.1.	In your capacity as an Office Holder of the Company, the Company undertakes to indemnify you for any liability or expense, as detailed below, imposed on you and/or incurred by you as a result of actions taken (including actions taken prior to the date of this letter), and/or to be taken by you by virtue of being an Office Holder of the Company and/or, at the Company’s request, an Office Holder of another company (an “Other Company”):

1.1.1.	Financial liability imposed on you in favor of another person pursuant to a judgment, including a judgment given in a settlement or arbitration award approved by a court, provided that such financial liability is directly or indirectly related to one or more of the events, or any part thereof, as detailed in Annex A of this letter, which constitutes an integral part hereof (the “Annex”), and provided that the maximum indemnification amount shall not exceed the maximum indemnification amount set forth in Section 1.2 below.

1.1.2.	Reasonable litigation expenses, including attorney’s fees, incurred by you following an investigation or a proceeding held against him by the authority authorized to hold the investigation or proceeding, which concluded without an indictment being issued against him and without a monetary obligation in lieu of criminal prosecution, or that concluded without the an indictment being issued against him, but with the imposition of a monetary obligation in lieu of criminal prosecution for a violation that does not require proof of criminal intent or with respect to an administrative fine. In this paragraph, the terms “Conclusion of a proceeding without the issuance of an indictment on the matter for which a criminal investigation was opened” and “Monetary obligation in lieu of criminal prosecution” shall have the meanings ascribed to them in Section 260(a)(1a) of the Companies Law, as amended from time to time.

1.1.3.	Reasonable litigation expenses, including attorney’s fees, incurred by you or imposed on you by a court, in a proceeding filed against you by the Company or the Other Company or on their behalf or by Another Person, or in a criminal charge from which you are acquitted, or in a criminal charge in which you are convicted of an offense that does not require proof of criminal intent.

In this section, “Another Person” also includes cases of a claim brought against the Office Holder by way of a derivative action.

1.1.4.	Expenses incurred in connection with Administrative Enforcement Proceedings conducted in your matter, including reasonable litigation expenses and attorney’s fees.

For this purpose:

“Administrative Enforcement Proceeding” – any proceeding under Chapters H3, H4, or I1 of the Securities Law.

“Securities Law” – the Securities Law, 5728- 1968, as amended from time to time. Payment to a harmed party, as stated in Section 52ND(a)(1)(a) of the Securities Law (“Payment to a Harmed Party”).

1.2.	The indemnification amount under Section 1.1 above, together with the indemnification amounts in connection with the cause of action under Section 1.1 above under other indemnification letters granted or to be granted to Office Holders of the Company and employees of the Company who serve or will serve at the Company’s request as Office Holders in Other Companies (“Indemnity Letter Holders”) (in addition to amounts received from an insurance company, if any, under insurance policies purchased by the Company) for all Office Holders of the Company, shall not exceed, cumulatively, the lesser of USD 20 million or 25% of the Company’s equity according to the most recently approved financial statements prior to the indemnification date, adjusted from time to time according to the increase in the Consumer Price Index from the date of said financial statements until the date of indemnification (“Maximum Indemnification Amount”).

For the avoidance of doubt, it is clarified that the Maximum Indemnification Amount under this letter shall apply beyond amounts paid (if any) under insurance and/or indemnification by any third party other than the Company.

1.3.	If and to the extent that the total indemnity amounts the Company is required to pay in respect of the cause referred to in Section 1.1 above exceed the Maximum Indemnity Amount or the remaining balance of the Maximum Indemnity Amount (as applicable at that time) under Section 1.2 above, the Maximum Indemnity Amount or its balance, as applicable, shall be allocated among the Office Holders entitled to indemnification, such that the indemnity amount actually received by each Office Holder shall be calculated based on the ratio between the amount due to each Office Holder and the total amount due to all such Office Holders.

1.4.	Upon the occurrence of an event for which you may be entitled to indemnification as provided above, the Company shall make available to you, from time to time, the necessary funds to cover the various expenses and other payments involved in dealing with such legal proceedings, including investigation procedures, so that you shall not be required to pay or finance them yourself, all subject to the conditions and provisions of this Indemnification Letter.

1.5.	Without derogating from the above, the undertaking to indemnify under this Letter is subject to the following provisions:

1.5.1.	You shall notify the Company of any legal proceeding initiated against you, or of any written notice, concern, or threat of such a proceeding, related to any event that may be subject to indemnification (hereinafter individually and collectively: the “Legal Proceeding”), promptly after becoming aware of it, and shall forward to the Company or its designated representative any document received by you in connection with said Legal Proceeding (hereinafter: the “Indemnification Notice”).

1.5.2.	Provided that this does not contradict the terms of the Company’s Directors and Officers Liability Insurance Policy –

1.5.2.1.	The Company shall be entitled to assume your defense in the said Legal Proceeding and/or appoint any attorney of its choice for this purpose (except an attorney reasonably unacceptable to you), provided all the following conditions are met: (a) The Company has informed you, within 45 days of receiving the Indemnification Notice under Section 1.5.1 above (or a shorter period if needed to file your defense or response), that it will indemnify you pursuant to this Letter; (b) the Legal Proceeding against the Indemnification Letter Holder is solely a claim for monetary damages. The Company and/or its designated attorney shall be entitled to act at their sole discretion in handling and resolving the case; the appointed attorney shall act with a duty of loyalty to both the Company and to you. If you or the Company’s attorney believe there is a conflict of interest between you and the Company, the attorney shall notify accordingly, and you shall be entitled to appoint your own attorney, and the provisions of this Letter shall apply to your resulting expenses.

1.5.2.2.	If the Company elects to settle a financial obligation or resolve the matter via arbitration, it may do so, provided all the following conditions are fulfilled:

●	The claim and/or threat of claim against you, as described in Section 1.5.1 above, shall be fully withdrawn;
●	The final financial obligation shall not exceed the Indemnity Amount due to you, unless you have given written consent;
●	Such settlement or arbitration shall not be construed as an admission of liability by the Office Holder.

1.5.2.3.	At the Company’s request, you shall sign any document authorizing the Company and/or its designated attorney to handle your defense and represent you in such proceedings, as outlined above.

1.5.2.4.	If the Company fails to notify you within 14 days of receiving the Indemnification Notice that it is assuming your defense in the Legal Proceeding, or if you reasonably object to being represented by the Company’s attorneys due to conflict of interest, you shall be entitled to appoint your own attorney, and the provisions of this Letter, including regarding expense coverage, shall apply accordingly.

1.5.3.	You shall cooperate with the Company and/or its designated attorney as reasonably required by them in connection with the Legal Proceeding, provided that the Company covers all your associated expenses so that you are not required to pay or fund them yourself, all subject to Section 1.2 above.

1.5.4.	Whether or not the Company acts as described in Section 1.5.2 above, it shall cover all expenses and payments described in Section 1.1 above, so that you are not required to bear them, and this shall not derogate from your right to indemnification under this Letter, all subject to Section 1.2 above.

1.5.5.	Indemnification in connection with any Legal Proceeding against you, as described herein, shall not apply to any amount you are required to pay due to a settlement or arbitration unless the Company consents in writing to such settlement or arbitration, as applicable. The Company shall not withhold such consent unreasonably.

1.5.6.	The Company shall not be required to pay any amounts under this Letter that have been paid to you or on your behalf through an insurance policy (purchased by the Company) or any third-party indemnity undertaking. For sake of clarity, indemnification amount under this Letter is in addition to (and beyond) any payment received (if any) via such insurance and/or third-party indemnity.

1.5.7.	Upon your request for payment in connection with an event under this Letter, the Company shall take all necessary legal actions to execute such payment and obtain any required approval, including court approval, if and as required.

1.6.	The Company’s obligations under this Letter shall remain in force for your benefit, including for your estate, even after your term as an Office Holder ends, provided that the actions giving rise to the indemnification occurred during your tenure as an Office Holder in the Company or Other Company.

1.7.	If the Company pays any sums to you or on your behalf under this Letter for a Legal Proceeding and a mutually appointed arbitrator subsequently determines that you were not entitled to such indemnification, those sums shall be considered a loan given to you by the Company, linked to the Consumer Price Index, and you shall be required to repay them upon written request and under a repayment schedule determined by the Company.

1.8.	In this Indemnification Letter –

“Office Holder”	shall have the meaning given in the Companies Law, 5759-1999 (the “Companies Law”), and/or the Regulations promulgated pursuant the Securities Law, including the Company’s legal advisor and corporate secretary
“Action” (or any derivative thereof)	shall include any decision and/or omission (or any derivative thereof) and shall include any acts carried out before the date of this Letter during your term as an Office Holder, employee, or representative of the Company in any other corporation in which the Company holds securities directly and/or indirectly

All references in the masculine also refer to the feminine.

1.9.	The Company’s obligations under this Letter shall be interpreted broadly and, in a manner, intended to fulfill its purpose, to the extent permitted by law. In case of contradiction between a provision of this Letter and a mandatory legal provision, the latter shall prevail, but this shall not derogate from the validity of the other provisions.

1.10.	It is emphasized that this Indemnification Letter is not a contract for the benefit of any third party, including any insurer, and it is non-transferable. No insurer shall be entitled to demand participation by the Company in any payment the insurer is obligated to make under an insurance contract, except for the deductible stated in such contract.

1.11.	Nothing in this Letter limits the Company or prevents it from increasing the Maximum Indemnity Amount for the indemnified events, whether due to reduced insurance coverage or inability to obtain adequate insurance or for any other reason, provided the decision is made in accordance with the Companies Law.

1.12.	This Letter does not derogate from the Company’s right to decide on indemnification retroactively, as permitted by law.

1.13.	The Appendix to this Indemnification Letter constitutes an integral part hereof.

In witness whereof, the Company hereby signs through its duly authorized signatories.

For avoidance of doubt, all masculine language in this Indemnification Letter refers to both men and women.

InterCure Ltd.

I acknowledge receipt of this Letter and confirm my agreement to its terms.

______________________ Date: _____________

Appendix

Subject to the provisions of law, these are the types of events:

1.	The offer, issuance, and repurchase of securities by the company or by a subsidiary or an affiliated company (hereinafter referred to as the “Company”) or by the Company’s shareholders, including, without limitation, the offering of securities to the public by way of a prospectus or otherwise, a private placement, or any other method of offering securities.

2.	Any event arising from the Company being a public company or from its shares being offered to the public or traded on a stock exchange in Israel or abroad.

3.	Transactions and actions as defined in Section 1 of the Companies Law, including negotiations for entering into a transaction, transfer, sale or purchase of assets or liabilities, including securities or rights or the acquisition of any rights therein, including any type of tender offer or merger of the Company with another entity, whether or not the Company is a party to the transaction.

4.	Any claim or demand related to the granting or receipt of credit, pledging of assets and liabilities, and the granting or receipt of securities, including entering into financing agreements with banks and/or other financial entities for the purpose of financing transactions or engagements performed directly and/or indirectly by the Company, as well as any activity associated with the aforementioned matters.

5.	Events related to the Company’s investments in any entities, before, during, and after the investment, including during engagement, signing, development, and follow-up, including actions carried out on behalf of the Company as a director, officer, employee, or observer on the board of directors of the invested entity.

6.	Actions related to the issuance of licenses and permits, including but not limited to approvals and/or exemptions related to antitrust matters.

7.	Any claim or demand regarding actions or decisions directly or indirectly related to antitrust matters, including restrictive arrangements, mergers, and monopolies.

8.	Actions directly or indirectly connected to the Company’s employment relations and commercial relations, including relations with employees, external contractors, clients, suppliers, and service providers.

9.	Actions or decisions regarding employer-employee relations, including negotiations, agreements, and implementation of personal employment agreements, employee benefits, stock options, employment terms, and reporting or notifications submitted by the Company and/or its controlled entities under applicable law, including but not limited to the Companies Law, Securities Law, relevant regulations, stock exchange rules and guidelines in Israel and abroad, and applicable tax laws.

10.	Provision of information required or permitted by law to companies holding an interest in the Company.

11.	Events related to the Company’s activities in research, development, manufacturing, and global marketing of medical products and devices, including medical implant coatings, stents, coating devices, and coating materials, including events related to clinical trials on animals and humans.

12.	Negotiations, execution, and performance of contracts of all kinds with tenants, lessors, suppliers, distributors, agents, manpower contractors, service contractors, building contractors, renovation contractors, franchisees, etc.

13.	Statements, expressions, including expressing a position and/or opinion and/or voting, made in good faith by an officer during and within the scope of their role, including during meetings as an organ of the Company and including board meetings and/or committee meetings.

14.	Events related to workplace safety and occupational injuries, whether causing bodily harm or property damage.

15.	Formulation of work plans, including pricing, marketing, distribution, guidelines for employees, customers, and suppliers, and any cooperation initiatives.

16.	Circumstances creating any breach of environmental laws, regulations, environmental licenses, permits, or required approvals, including decisions and/or actions regarding environmental matters, hazardous materials, and environmental nuisances, including noise.

17.	Any claim or demand concerning alleged or actual infringement or misuse of third-party intellectual property rights by the Company or anyone acting on its behalf.

18.	Any claim or demand by employees, consultants, agents, marketers, individuals, and/or entities employed by or providing services to the Company regarding compensation due to them or damages and/or liabilities related to their employment or engagement with the Company, including matters related to employee terms of employment, promotion, pension arrangements, insurance and savings funds, and/or other benefits.

19.	Actions related to the preparation and approval of the Company’s financial statements.

20.	Any claim or demand by third parties suffering bodily injury or damage to a business or personal property, including loss of use, during any action or omission attributed to the Company, its employees, agents, or others acting or claiming to act on its behalf.

21.	Any claim or demand directly or indirectly related to any failure by the Company and/or its officers, managers, or employees regarding the payment, reporting, and/or documentation required by state authorities, foreign authorities, municipal authorities, or any other mandatory payments under Israeli law, including income tax, sales tax, betterment tax, transfer taxes, excise, VAT, stamp tax, customs duties, national insurance, salary payments and/or delays in employee payments, including any type of interest or linkage differentials.

22.	Any administrative, public, or judicial action, orders, judgments, claims, demands, demand letters, instructions, allegations, investigations, proceedings, and/or non-compliance or violation notices from any governmental authority or body alleging non-compliance with any law, regulation, order, directive, licensing, or policy by the Company or its officers in their capacity with the Company.

23.	Failures in arranging proper insurance coverage and/or risk management, and any claim or demand related to failures to secure appropriate insurance or to negotiations with insurers and exercising insurance policies.

24.	Any claim or demand regarding non-disclosure or the failure to provide information in a timely manner as required by law, or regarding incorrect or misleading disclosure to third parties, including the Tax Authority, VAT, National Insurance Institute, local authorities, the Ministry of Environmental Protection, securities holders, or any other governmental or institutional body, including concerning the issuance, allocation, distribution, acquisition, holding, or relation to the Company’s securities or any other investment activities involving or affected by the Company’s securities.

25.	Any claim or demand regarding a distribution, including regarding share repurchases, provided that such indemnity does not constitute a violation of any law, and any claim or demand concerning dividend distributions to the Company’s shareholders.

26.	Any claim or demand filed by purchasers, owners, lessors, or other holders of the Company’s assets for damages or losses related to the use of such assets.

27.	Any claim or demand related to changes in the Company’s structure or reorganization, including, without limitation, mergers, splits, changes to the Company’s share capital, establishment of subsidiaries, their dissolution, or their sale to third parties.

Any provision in this Appendix regarding the performance of a particular act shall also be construed to apply to the non-performance or omission of that act, unless the specific provision’s context does not allow such interpretation.

For the purpose of this appendix:

“Securities Law” – The Israeli Securities Law, 5728-1968.

“Companies Law” – The Israeli Companies Law, 5759-1999